Exhibit 99.1

SilverCrest Announces Q1 Production
153,481 Ounces Silver & 7,225 Ounces Gold

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - April 24, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce production figures for the first quarter of 2013 from its 100% owned Santa Elena Mine located in Sonora, Mexico.

Production Highlights of Q1, 2013 vs Q4, 2012;

•	Silver production of 153,481 ounces was consistent with 153,863 ounces in Q4.
•	Gold production decreased by 8% to 7,225 ounces.
•	Ore Tonnes crushed decreased 18% to 252,830 tonnes due to focus on removing more waste tonnes.
•	Waste to ore ratio increased to 4.27 from 3.07 due to planned increased waste stripping.
•	Crusher throughput averaged 2,809 tonnes per day compared to 3,355 tonnes per day in Q4, 2012.
•	Stacking conveyors replaced truck haulage of crushed ore with cost savings in Q1.
•	Grades for ore loaded on the pads increased 4% and 9% for silver and gold respectively.

During Q1, 2013 the Company elected to accelerate waste removal (+19%) in advance of the hotter summer months when equipment availability and efficiencies have historically declined. The accelerated waste removal resulted in less ore processed   (-18%) and silver equivalent ounces produced (-5%) during the first quarter. This sets the stage for a significant reduction in strip ratios and more ore tonnes processed with higher metal production in the second half of 2013. The Company maintains its corporate market guidance of 625,000 ounces of silver and 33,000 ounces of gold for 2013.

J. Scott Drever, President stated; “Our decision to accelerate waste removal is consistent with our overall mine plan for 2013 operations. We are comfortable that as the ultimate strip ratio declines and the ore grades in the pit continue to increase we will  meet our production and cost projections for the year. We expect the positive results of improvements in these two metrics to become apparent in the second half of 2013.

Santa Elena Mine Operating Statistics:	Q1 2013	Q4 2012	% Change
Silver ounces produced	153,481	153,863	0%
Gold ounces produced	7,225	7,831	-8%
Silver equivalent ounces produced (1)	556,667	588,948	-5%
Silver ounces sold	157,088	171,714	-9%
Gold ounces sold	7,370	8,444	-13%
Silver equivalent ounces sold (1)	568,380	640,856	-11%
Tonnes Ore	257,726	301,295	-14%
Tonnes waste	1,100,362	924,927	19%
Waste / ore ratio (2)	4.27	3.07	39%
Ore tonnes crushed	252,830	308,693	-18%
Average ore tonnes crushed per day	2,809	3,355	-16%
Average silver ore grade (gpt) loaded on pad	62.09	59.59	4%
Average gold ore grade (gpt) loaded on pad	1.54	1.42	9%
Silver ounces delivered to pad	504,711	591,441	-15%
Gold ounces delivered to pad	12,536	14,089	-11%
Ag : Au Ratio (1)	55.8:1	55.6:1	0%
(1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter end dates. All numbers are rounded.
(2) Average strip ratio for 2013, is projected at 2.7:1. Q1, 2013 strip ratio of 4.27:1 was higher than projected due to accelerating waste removal.

Q1 2013 Santa Elena Expansion Plan Update:

•	As of March 31, 2013, approximately 40% of the budgeted 2013 capital cost of US$65M has been spent or committed.
•	The Plan is currently on budget with scheduled mill start up in January 2014.
•	On-site construction of the 3,000 tonne per day mill is well underway with earthworks complete, concrete for foundations being poured and CCD tank and thickener construction commenced.
•	All major equipment has been ordered with committed delivery dates and the majority of the construction contracts are in place with contractors working on site.
•	Drilling to better define and expand resources and reserves is completed with revised numbers expected in May 2013.

First Quarter Financial Results Release:

The Company plans to issue its first quarter financial results on Wednesday, May 15, 2013.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. An expansion plan is well underway to nearly double the annual metals production in 2014 at the Santa Elena Mine (open pit and underground). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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